Exhibit (a)(5)(B)

Warburg Pincus Commences

Cash Tender Offer for Ordinary Shares of Cyren Ltd.

New York, NY and Tel Aviv, Israel, November 20, 2017 – Warburg Pincus, a global private equity firm focused on growth investing, announced today that WP XII Investments B.V., an entity controlled by funds affiliated with Warburg Pincus (the “Purchaser”), has commenced a cash tender offer to purchase up to 31,265,358 million ordinary shares (“Cyren shares”) of Cyren Ltd., a global Internet Security-as-a-Service provider (“Cyren”) (NASDAQ: CYRN), for $2.50 per share. If more than the maximum number of Cyren shares offered to be purchased in the tender offer are tendered, the Purchaser will purchase Cyren shares on a pro rata basis.

Pursuant to the Securities Purchase Agreement, dated as of November 6, 2017, by and between Cyren and the Purchaser, (a) the Purchaser undertook to make a public “special tender offer” pursuant to Israeli Law for up to a maximum of 75% of Cyren’s shares on a partially diluted basis (assuming the exercise of “in-the-money” options and conversion of Cyren’s convertible notes) and (b) Cyren’s board of directors resolved to recommend in favor of shareholders tendering their Cyren shares in such special tender offer, subject to the terms of such agreement. If the special tender is successful, under Israeli law, Warburg Pincus will be prohibited from launching another special tender offer for 12 months.

The Purchaser owns approximately 21.3% of outstanding Cyren shares, following its previously announced purchase of approximately 10.6 million Cyren shares for $1.85 per share pursuant to the Securities Purchase Agreement. If Cyren purchases 31,265,358 million Cyren shares in the tender offer, the Purchaser will own approximately 75% of outstanding Cyren shares on a partially diluted basis.

On November 6, 2017, the last trading day before Warburg Pincus announced its intention to launch the tender offer, the closing sale price of Cyren shares was $1.65 on Nasdaq and NIS 5.998 on the Tel Aviv Stock Exchange ($1.71 based on an exchange rate of NIS 3.513 per United States dollar as of November 6, 2017).

The initial offer period of the tender offer and withdrawal rights is scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on December 19, 2017, unless the initial offer period is extended by the Purchaser. As required by Israeli law, if the conditions to the offer are satisfied or, subject to applicable law, waived by the Purchaser, as of the completion of the initial offer period, the Purchaser will provide an additional offer period during which shareholders may tender their Cyren shares, which additional offer period will expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on December 24, 2017, unless the offer period is extended by the Purchaser. However, shareholders will have no withdrawal rights during such additional offer period.

The tender offer is conditioned upon: (1) Cyren shares representing at least 5.0% of the issued and outstanding shares and voting power of Cyren having been validly tendered and not properly withdrawn prior to the completion of the initial offer period, (2) in accordance with Israeli law, at the completion of the initial offer period, the aggregate number of Cyren shares validly tendered and not properly withdrawn is greater than the aggregate number of Cyren shares represented by notices of objection to the consummation of the offer, (3) the German Federal Cartel Office has approved the purchase of the Cyren shares tendered in response to the offer, or the purchase is deemed approved because the applicable waiting periods have expired by no later than one Israeli business day prior to the final expiration date, (4) 5,411,117 Cyren shares having been validly tendered and not properly withdrawn prior to the completion of the initial offer period and (5) certain other conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of Cyren.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the tender offer and Israel Brokerage & Investments I.B.I. Ltd., with its affiliates, is the Israeli Depositary for the tender offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any Cyren shares. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of

Transmittal and related tender offer documents. All shareholders of Cyren should read the tender offer materials which are being filed today by Warburg Pincus. Shareholders of Cyren should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550, toll free (800) 499-8159 or e-mail (cyren@dfking.com). Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release contains forward-looking statements, including projections about the company’s business. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them (except as required by law). The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including uncertainties as to the ability to successfully complete the offer in accordance with its terms and in accordance with expected schedule, the possibility that various closing conditions for the acquisition may not be satisfied or waived, or that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the offer, business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products.

About Warburg Pincus: Warburg Pincus LLC is a leading global private equity firm focused on growth investing. The firm has more than US$44 billion in private equity assets under management. The firm’s active portfolio of more than 150 companies is highly diversified by stage, sector, and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 16 private equity funds, which have invested more than US$60 billion in over 800 companies in more than 40 countries. The firm is headquartered in New York with offices in Amsterdam, Beijing, Hong Kong, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore. For more information, please visit www.warburgpincus.com.

Warburg Pincus Contact:

Mary Zimmerman

+1.212.878.9207